Filed pursuant to Rule 424(b)(3)
Registration No. 333-128030

PROSPECTUS

SONUS PHARMACEUTICALS, INC.

6,977,805 Shares of Common Stock

($0.001 par value)

This prospectus relates to the offer and sale from time to time of up to 4,651,869 shares of our outstanding common stock, and up to 2,325,936 shares of our common stock issuable upon the exercise of warrants, which are held by certain stockholders named in this prospectus.

The prices at which such stockholders may sell the shares in this offering will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

Our common stock is traded on The Nasdaq National Market under the symbol “SNUS.” On September 16, 2005, the last reported sale price of our common stock was $4.43 per share.

See “Risk Factors” beginning on page 2 to read about the risks you should consider carefully before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is September 19, 2005.

ABOUT SONUS PHARMACEUTICALS

In this prospectus, the terms “Sonus”, the “Company”, “we”, “us”, and “our” refer to Sonus Pharmaceuticals, Inc.

Sonus is focused on the development of therapeutic drugs that may offer improved effectiveness, safety, tolerability and administration for the treatment of cancer and related therapies. Our business strategy is as follows:

•                  Develop proprietary formulations of therapeutic drugs utilizing our TOCOSOL technology platform; and

•                  Identify and acquire products/technologies that are complementary to our focus in oncology and related markets in order to broaden our business and market opportunities.

TOCOSOL Technology Platform

Our proprietary TOCOSOL technology platform has been designed to address the formulation challenges of hard-to-formulate therapeutic drugs for cancer. Development of drug products with our TOCOSOL technology may result in products with equivalent or better efficacy, decreased incidences of side effects and dosing convenience. The TOCOSOL technology uses vitamin E oil (a-tocopherol) and tocopherol derivatives to solubilize and stabilize injectable drugs, making them easier to formulate and deliver into the body.

TOCOSOL Paclitaxel

Our lead oncology candidate, TOCOSOL Paclitaxel, is a novel formulation of paclitaxel, one of the world’s most widely prescribed anti-cancer drugs. Paclitaxel, a member of the taxane family of cancer drugs, is the active ingredient in Taxol, which is approved in the U.S. for the treatment of breast, ovarian and non-small cell lung cancers and Kaposi’s sarcoma. Our product, TOCOSOL Paclitaxel, is a ready-to-use, injectable paclitaxel emulsion formulation. We believe that data from our clinical trials conducted to date suggest that TOCOSOL Paclitaxel compares favorably with approved taxane products and other new paclitaxel formulations under development (safety and efficacy remain to be proven in Phase 3 testing); offers the convenience of a ready-to-use formulation that does not require time consuming preparation prior to administration; can be administered to patients by a short 15-minute infusion, compared to the one- to three-hour infusion that is typically required with Taxotere and Taxol or generic versions of paclitaxel; does not require any special intravenous, or IV, tubing filters or other apparatus; and does not require reconstitution or dilution, which results in administration of small volumes of 25 to 35 milliliters compared to several hundred milliliters for Taxol.  The results of our Phase 2a and Phase 2b clinical trials are preliminary at this time and have not been independently verified by masked radiologists and may or may not be indicative of the final results upon completion of these studies or of the results of our planned Phase 3 study that has yet to be initiated.

More comprehensive information about our products and us is available through our World Wide Web site at www.sonuspharma.com. The information on our Web site is not incorporated by reference into this prospectus. Our executive offices are located at 22026 20th Avenue S.E., Bothell, Washington 98021; telephone (425) 487-9500. “TOCOSOL” is our proprietary mark. All other product names, trademarks and trade names referred to in this prospectus are the property of their respective owners.

RISK FACTORS

Your investment in our common stock involves a high degree of risk. You should consider the risks described below and the other information contained in this prospectus and incorporated by reference in this prospectus carefully before deciding to invest in our common stock. If any of the following risks actually occur, our business, financial condition and operating results would be harmed. As a result, the trading price of our common stock could decline, and you could lose a part or all of your investment.

We will need additional capital in the future, and if it is not available on terms acceptable to us, or at all, we would have to scale back our expenditures, development and commercialization activities as well as reduce personnel costs.

We expect that our cash requirements will continue to increase in future periods due to development costs associated with TOCOSOL Paclitaxel and other product candidates.  On August 15, 2005, we completed an equity financing resulting in net proceeds raised of approximately $16.7 million through the sale of common stock and warrants to purchase common stock.  The additional capital will allow us to continue with our product development efforts and to initiate enrollment of patients in the Phase 3 clinical trial of TOCOSOL Paclitaxel.  At June 30, 2005, we had cash, cash equivalents and marketable securities totaling $11.3 million, ($28.0 million as adjusted to give pro forma effect to our equity financing on August 15, 2005).  Due to the equity financing, the continued ability to manage second half of 2005 program spending, as well as prudent cash management during the first half of 2005, we have been able to defer any contingency spending cuts that were contemplated prior to the equity financing on August 15, 2005.

Based on our current operating plan, we estimate that existing cash, cash equivalents and marketable securities will be sufficient to meet our cash requirements through at least the end of the first quarter 2006.  However, we will need to raise additional capital pursuant to a corporate partnership or additional debt/equity financings, to allow us to continue our product development efforts beyond the first quarter 2006 and to complete patient enrollment in our Phase 3 clinical trial of TOCOSOL Paclitaxel.  If we are unable to raise additional funds through either of these means, we will need to make significant cuts to programs and operations.  Under this assumption, the required operations scale back would be significant, and would involve reductions in programs, operations and personnel which would materially impact our ability to complete enrollment in our Phase 3 clinical trial for TOCOSOL Paclitaxel and advance product candidates along in development.  Our current balance of cash and marketable securities should enable us to proceed with the development and testing of TOCOSOL Paclitaxel and initial patient enrollment in the Phase 3 clinical trial.  Without additional funding through either a corporate partner or other type of financing, we will not be able to complete enrollment of patients in the Phase 3 trial.  We estimate that the total cost to complete the Phase 3 clinical trial for TOCOSOL Paclitaxel and submission of a TOCOSOL Paclitaxel NDA under a 505(b)(2) regulatory mechanism over a period of three years will be approximately $40 million.  However, the scope, timing and costs of the Phase 3 clinical trial are difficult to determine with accuracy and these costs may vary significantly depending upon regulatory and other matters that are not within our control.  There can be no assurance that such amount will be sufficient to submit a NDA for TOCOSOL Paclitaxel.  We will need additional capital over such period of time to support our continuing operations exclusive of the Phase 3 clinical trial.  Should our clinical data support a NDA submission based on the primary endpoint of objective response rate, we anticipate that the NDA could be submitted within twelve months after conclusion of patient enrollment.  Our future capital requirements depend on many factors including:

•                       our ability to obtain and timing of payments, if any, under corporate partner agreements or other financing;

•                       timing and costs of preclinical development, clinical trials and regulatory approvals;

•                       entering into new collaborative or product license agreements;

•                       timing and costs of technology transfer associated with manufacturing and supply agreements; and

•                       costs related to obtaining, defending and enforcing patents.

Any additional capital raised pursuant to a corporate partnership or through a debt or equity financing, if available, may result in substantial dilution to existing stockholders, and debt financing, if available, may include restrictive covenants.  If we are unable to raise additional financing, we will have to substantially reduce our expenditures, scale back the development of our products and new product research and development and reduce our personnel costs.  In addition, we would likely have to out license products that we otherwise would seek to commercialize ourselves, which could seriously harm our business, and cause us to explore other strategic alternatives.

Governmental regulatory requirements are lengthy and expensive and failure to obtain necessary approvals will prevent us or our partners from commercializing a product.

We are subject to uncertain governmental regulatory requirements and a lengthy approval process for our products prior to any commercial sales of our products.  The development and commercial use of our products are regulated by the U.S. Food and Drug Administration, or FDA, the European Medicines Evaluation Agency, or EMEA, and comparable regulatory agencies in other countries.  The regulatory approval process for new products is lengthy and expensive.  Before we can submit an application to the FDA and comparable international agencies, the product candidate must undergo extensive testing, including animal studies and human clinical trials that can take many years and require substantial expenditures.  Data obtained from such testing may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval.  In addition, changes in regulatory policy for product approval may cause additional costs in our efforts to secure necessary approvals.

Our product candidates are subject to significant uncertainty because they are in both early to late stages of development and are subject to regulatory approval.  The results of preclinical and clinical testing of our products are uncertain and regulatory approval of our products may take longer or be more expensive than anticipated, which could have a material adverse effect on our business, financial condition and results of operations.  In June 2005, the FDA completed its review of the contents of the SPA for TOCOSOL Paclitaxel.  Written communication from FDA indicated that the FDA and Sonus have agreement on the protocol for the Phase 3 pivotal study and on the formal written plans for how the study will be conducted and how the data will be collected and analyzed.  The FDA has indicated that the basis for approval of the NDA under 505(b)(2) will require either (i) demonstration of superiority of TOCOSOL Paclitaxel as compared to Taxol, if the Taxol dosing regimen used differs from the approved label at the time of the NDA filing; (ii) a change of the approved label for Taxol and/or generic equivalents to include a weekly dosing schedule by the time of the NDA filing; or (iii) submission of reviewable data from a Phase 3 trial using Taxol on a weekly dosing schedule, as compared to Taxol using the currently approved three-weekly dosing schedule.  We are currently reviewing these alternatives and as yet are unable to determine the effect on the timing and cost of our NDA submission.  However, we do not currently believe that the timing or cost of the NDA submission will be adversely affected.  The proposed clinical trial protocol and Statistical Analysis Plan approved under the SPA provide for a nested superiority analysis of TOCOSOL Paclitaxel compared to Taxol, provided that we first demonstrate noninferiority; however, there can be no assurance that the Phase 3 clinical trial data will demonstrate that TOCOSOL Paclitaxel is superior to Taxol.  Further, there can be no assurance that the approved label for Taxol or generics will be changed to provide for weekly dosing, although we do believe, based on repeated discussions with FDA, that they are pursuing this change.  Large Phase 3 clinical trials by third parties have been conducted utilizing Taxol on a weekly versus a three-weekly basis.  However, there can be no assurance that Sonus will have right of reference to the data from such trials.  If Sonus is required to conduct an additional Phase 3 trial of Taxol weekly versus three-weekly, substantial additional costs and time would be required for the NDA submission for TOCOSOL Paclitaxel.  In addition, there is pending litigation attacking the utilization of the 505(b)(2) regulatory strategy generally.  There can be no assurance that such litigation will not be successful. A 505(b)(2) application permits us to rely upon the FDA’s findings of safety and efficacy for a previously approved drug product without requiring us to obtain a right of reference from the original applicant.  In addition to permitting reliance upon the FDA’s prior findings of safety and effectiveness for previously approved drugs, section 505(b)(2) continues to allow reliance on third party data that is available in published literature and which establishes the safety and effectiveness of a drug.  However, we are required to provide any additional clinical data necessary to demonstrate the safety and effectiveness of differences between the original drug and the 505(b)(2) drug, so while unnecessary duplication of preclinical and certain human studies is avoided, specific studies may be required to establish the relevance and applicability of prior findings for our particular product formulation.  We cannot predict if or when any of our products under development will be commercialized.

If we fail to develop products, then we may never realize revenue from product commercialization.

A key element of our business strategy is to utilize our technologies for the development and commercialization of products that utilize our TOCOSOL technology platform.  Most of our attention and resources are directed to the development of TOCOSOL, a technology that provides a novel approach to the formulation of water insoluble compounds for therapeutic applications.  Significant expenditures in additional research and development, clinical testing, regulatory, manufacturing, and sales and marketing activities will be necessary in order for us to demonstrate the efficacy of our products, or commercialize any products developed with our technology.  There can be no assurance that TOCOSOL based products under development or any future products will be safe or efficacious.  If the TOCOSOL based products under development are ultimately ineffective in treating cancer, do not receive the necessary regulatory approvals or do not obtain commercial acceptance, we will incur additional losses, our accumulated deficit will increase and our business will be materially adversely affected.

Even if we are successful in developing our products, there is no assurance that such products will receive regulatory approval or that a commercially viable market will develop.

We have a history of operating losses which we expect will continue and we may never become profitable.

We have experienced significant accumulated losses since our inception, and are expected to incur net losses for the foreseeable future. These losses have resulted primarily from expenses associated with our research and development activities, including nonclinical and clinical trials, and general and administrative expenses.  As of June 30, 2005, our accumulated deficit totaled $76.0 million.  We anticipate that our operating losses will continue as we further invest in research and development for our products.  We will not generate any product revenue unless and until we receive regulatory approval, which is not likely to occur in the near future.  Even if we generate significant product revenue, there can be no assurance that we will be able to achieve or sustain profitability.  Our results of operations have varied and will continue to vary significantly and depend on, among other factors:

•                       our ability to obtain, and timing of, payments, if any, under corporate partner agreements or other financing;

•                       timing and costs of preclinical development, clinical trials and regulatory approvals;

•                       drug discovery and research and development;

•                       timing and costs of technology transfer associated with manufacturing and supply agreements; and

•                       costs related to obtaining, defending and enforcing patents.

We depend on third parties for funding, clinical development, manufacturing and distribution.

We are dependent, and may in the future be dependent, on third parties for funding or performance of a variety of key activities including research, clinical development, manufacturing, marketing, sales and distribution of our products.  Our current business strategy is to enter into agreements with third parties both to license rights to our potential products and to develop and commercialize new products.  We currently do not have any arrangements with third parties that will provide any funding to us.  If we are unable to establish these arrangements with third parties, if they are terminated or the collaborations are not successful, we will be required to identify alternative sources of funding to finance research, clinical development, manufacturing, marketing, sales and/or distribution.  Our inability to secure additional funding would have a material adverse effect on our business, financial condition and results of operations.  Our success depends in part upon the performance by these collaborators of their responsibilities under these arrangements.  We have no control over the resources that any potential partner may devote to the development and commercialization of products under these potential collaborations and our partners may fail to conduct their collaborative activities successfully or in a timely manner.

If we lose our key personnel or are unable to attract and retain qualified scientific and management personnel, we may be unable to become profitable.

We are highly dependent on our key executives, including Michael A. Martino, President & Chief Executive Officer, Michael B. Stewart, Senior Vice President & Chief Medical Officer and Alan Fuhrman, Senior Vice President & Chief Financial Officer.  We do not have employment agreements in place with these key executives nor do we maintain any key person life insurance coverage on these persons.  The loss of any of these key executives or the inability to recruit and retain qualified scientific personnel to perform research and development and qualified management personnel could have a material adverse effect on our business, financial condition and results of operations.  There can be no assurance that we will be able to attract and retain such personnel on acceptable terms, if at all, given the competition for experienced scientists and other personnel among numerous medical and pharmaceutical companies, universities and research institutions.

Future U.S. or international legislative or administrative actions also could prevent or delay regulatory approval of our products.

Even if regulatory approvals are obtained, they may include significant limitations on the indicated uses for which a product may be marketed.  A marketed product also is subject to continual FDA, EMEA and other regulatory agency review and regulation.  Later discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market, as well as possible civil or criminal sanctions.  In addition, if marketing approval is obtained, the FDA, EMEA or other regulatory agency may require post-marketing testing and surveillance programs to monitor the product’s efficacy and side effects.  Results of these post-marketing programs may prevent or limit the further marketing of a product.

The development of pharmaceutical products in general and the development of paclitaxel reformulations in particular is extremely competitive, and if we fail to compete effectively, it would negatively impact our business.

Competition in the development of pharmaceutical products is intense and expected to increase.  We also believe that other medical and pharmaceutical companies will compete with us in the areas of research and development, acquisition of products and technology licenses, and the manufacturing and marketing of our products.  Success of products in these fields will be based primarily on:

•                       efficacy;

•                       safety;

•                       price;

•                       ease of administration;

•                       breadth of approved indications; and

•                       physician, healthcare payor and patient acceptance.

Several other companies are developing paclitaxel reformulations with a goal of delivering a more effective and tolerable therapy than the approved paclitaxel products.  Some of these products are further in development than TOCOSOL Paclitaxel and may achieve regulatory approval before our product.  On January 7, 2005, American Pharmaceutical Partners obtained FDA approval to market its paclitaxel-based product, Abraxane® (paclitaxel protein-bound particles for injectible suspension).  In addition, Aventis has a taxane product, Taxotere, which is similar to paclitaxel and is marketed for the treatment of breast and non-small cell lung cancers.  As a result of the increased competition, the price for paclitaxel products has been under pressure and may drop significantly even if we achieve regulatory approval.

Many of our competitors and potential competitors, including large pharmaceutical, chemical and biotechnology concerns and universities and other research institutions, have substantially greater financial, technical and human resources than we do and have substantially greater experience in developing products, obtaining regulatory approvals and marketing and manufacturing medical products.  Accordingly, these competitors may succeed in obtaining FDA approval for their products more rapidly than us.  In addition, other technologies or products may be developed that have an entirely different approach that would render our technology and products noncompetitive or obsolete.  If we fail to compete effectively, it would have a material adverse effect on our business, financial condition and results of operations.

We rely on third party suppliers and manufacturers to produce products that we develop and failure to retain such suppliers and manufacturers would adversely impact our ability to commercialize our products.

We currently rely on third parties to supply the chemical ingredients necessary for our drug product candidates.  We have entered into supply agreements for the supply of GMP grade paclitaxel, which is the active pharmaceutical ingredient in TOCOSOL Paclitaxel.  The chemical ingredients for our products are manufactured by a limited number of vendors.  The inability of these vendors to supply medical-grade materials to us could delay the manufacturing of, or cause us to cease the manufacturing of our products.  We also rely on third parties to manufacture our products for research and development and clinical trials. SICOR Pharmaceuticals, Inc. is our primary manufacturer of TOCOSOL Paclitaxel for clinical studies and has also agreed to manufacture TOCOSOL

Paclitaxel for commercialization.  The SICOR agreement has an initial term of five years after market introduction of TOCOSOL Paclitaxel, provided that market introduction occurs before June 2009, and is not terminable at will.  We previously manufactured clinical supplies of TOCOSOL Paclitaxel at other GMP certified contract laboratories. Suppliers and manufacturers of our products must operate under GMP regulations, as required by the FDA, and there are a limited number of contract manufacturers that operate under GMP regulations.  GMP are enumerated in FDA regulations and guidance documents.  The facilities, procedures, and operations of our contract manufacturers must be determined to be adequate by the FDA before approval of product manufacturing.  Manufacturing facilities are subject to inspections by the FDA for compliance with GMP, licensing specifications, and other FDA regulations.  Failure to comply with FDA and other governmental regulations can result in fines, unanticipated compliance expenditures, recall or seizure of products, total or partial suspension of production and/or distribution, suspension of the FDA’s review of NDAs, injunctions and criminal prosecution.  Any of these actions could have a material adverse effect on us.  Our reliance on independent manufacturers involves a number of other risks, including the absence of adequate capacity, the unavailability of, or interruptions in, access to necessary manufacturing processes and reduced control over delivery schedules.  If our manufacturers are unable or unwilling to continue manufacturing our products in required volumes or have problems with commercial scale-up, we will have to identify acceptable alternative manufacturers.  The use of a new manufacturer may cause significant interruptions in supply if the new manufacturer has difficulty manufacturing products to our specifications.  Further, the introduction of a new manufacturer may increase the variation in the quality of our products.

Failure to satisfy Nasdaq National Market Listing requirements may result in our common stock being delisted from The Nasdaq National Market.

Our common stock is currently listed on The Nasdaq National Market under the symbol “SNUS.”  For continued inclusion on The Nasdaq National Market, we must maintain among other requirements stockholders’ equity of at least $10.0 million, a minimum bid price of $1.00 per share and a market value of our public float of at least $5.0 million; or market capitalization of at least $50 million, a minimum bid price of $1.00 per share and a market value of our public float of at least $15.0 million.  At June 30, 2005, we had $10.4 million in stockholders’ equity ($27.0 million as adjusted to give pro forma effect to our equity financing on August 15, 2005).  As of August 30, 2005, our market capitalization based on a closing sale price of $4.10 was $106.9 million and our closing bid price was $3.90.  In the event that we fail to satisfy the listing standards on a continuous basis, our common stock may be removed from listing on The Nasdaq National Market.  If our common stock were delisted from The Nasdaq National Market, our common stock may be transferred to the Nasdaq SmallCap Market if we satisfy the listing criteria for the Nasdaq SmallCap Market or trading of our common stock, if any, may be conducted in the over-the-counter market in the so-called “pink sheets” or, if available, the National Association of Securities Dealer’s “Electronic Bulletin Board.”  In addition, delisting from Nasdaq may subject our common stock to so-called “penny stock” rules.  These rules impose additional sales practice and market making requirements on broker-dealers who sell and/or make a market in such securities.  Consequently, broker-dealers may be less willing or able to sell and/or make a market in our common stock.  Additionally, an investor would find it more difficult to dispose of, or to obtain accurate quotations for the price of, our common stock.  As a result of a delisting, it may become more difficult for us to raise funds through the sale of our securities.

If we fail to secure adequate intellectual property protection or become involved in an intellectual property dispute, it could significantly harm our financial results and ability to compete.

Our success will depend, in part, on our ability to obtain and defend patents and protect trade secrets.  As of June 30, 2005, we hold seven United States patents and two patents issued in other countries, one in Canada and one in Taiwan, pertaining to our TOCOSOL technology platform.  We hold one additional United States patent directed to other technologies.  Additional patent applications are pending in the United States and counterpart filings have been made in Europe, Canada and key countries in Asia and Latin America.  The patent position of medical and pharmaceutical companies is highly uncertain and involves complex legal and factual questions.  There can be no assurance that any claims which are included in pending or future patent applications will be issued, that any issued patents will provide us with competitive advantages or will not be challenged by third parties, or that the existing or future patents of third parties will not have an adverse effect on our ability to commercialize our products.  Furthermore, there can be no assurance that other companies will not independently develop similar products, duplicate any of our products or design around patents that may be issued to us.  Litigation may be necessary to enforce any patents issued to us or to determine the scope and validity of others’ proprietary rights in court or administrative proceedings.  Any litigation or administrative proceeding could result in substantial costs to us and distraction of our management.  An adverse ruling in any litigation or administrative proceeding could have a material adverse effect on our business, financial condition and results of operations.

Our commercial success will depend in part on not infringing patents issued to competitors.

There can be no assurance that patents belonging to competitors will not require us to alter our products or processes, pay licensing fees or cease development of our current or future products.  Any litigation regarding infringement could result in substantial costs to us and distraction of our management, and any adverse ruling in any litigation could have a material adverse effect on our business, financial condition and results of operations.  Further, there can be no assurance that we will be able to license other technology that we may require at a reasonable cost or at all.  Failure by us to obtain a license to any technology that we may require to commercialize our products would have a material adverse effect on our business, financial condition and results of operations.  In addition, to determine the priority of inventions and the ultimate ownership of patents, we may participate in interference, reissue or re-examination proceedings conducted by the U.S. Patent and Trademark Office or in proceedings before international agencies with respect to any of our existing patents or patent applications or any future patents or applications, any of which could result in loss of ownership of existing, issued patents, substantial costs to us and distraction of our management.

Reimbursement procedures and future healthcare reform measures are uncertain and may adversely impact our ability to successfully sell pharmaceutical products.

Our ability to successfully sell any pharmaceutical products will depend in part on the extent to which government health administration authorities, private health insurers and other organizations will reimburse patients for the costs of future pharmaceutical products and related treatments.  In the United States, government and other third-party payors have sought to contain healthcare costs by limiting both coverage and the level of reimbursement for new pharmaceutical products approved for marketing by the FDA.  In some cases, these payors may refuse to provide any coverage for uses of approved products to treat medical conditions even though the FDA has granted marketing approval.  Healthcare reform may increase these cost containment efforts.  We believe that managed care organizations may seek to restrict the use of new products, delay authorization to use new products or limit coverage and the level of reimbursement for new products.  Internationally, where national healthcare systems are prevalent, little if any funding may be available for new products, and cost containment and cost reduction efforts can be more pronounced than in the United States.

If our products are not accepted by the medical community our business will suffer.

Commercial sales of our proposed products will substantially depend upon the products’ efficacy and on their acceptance by the medical community.  Widespread acceptance of our products will require educating the medical community as to the benefits and reliability of the products.  Our proposed products may not be accepted, and, even if accepted, we are unable to estimate the length of time it would take to gain such acceptance.

The businesses in which we engage have a risk of product liability, and in the event of a successful suit against us, our business could be severely harmed.

The testing, marketing and sale of pharmaceutical products entails a risk of product liability claims by consumers and others.  While we currently maintain product liability insurance for our clinical trials with limits of $5 million per claim in the aggregate, which we believe to be adequate for current non-commercial and pre-Phase 3 applications of our products, such insurance may not continue to be available at a reasonable cost for large scale clinical trials or commercial applications, or may not be sufficient to fully cover any potential claims.  In the event of a successful suit against us, the lack or insufficiency of insurance coverage could have a material adverse effect on our business and financial condition.

Since we use hazardous materials in our business, we may be subject to claims relating to improper handling, storage or disposal of these materials.

Our research and development activities involve the controlled use of hazardous materials, chemicals and various radioactive compounds.  We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products.  Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be eliminated completely.  In the event of such an accident, we could be held liable for any damages that result and any such liability not covered by insurance could exceed our resources.  Compliance with environmental laws and regulations may be expensive, and current or future environmental regulations may impair our research, development or production efforts.

Market volatility may affect our stock price and the value of an investment in our common stock may be subject to sudden decreases.

The trading price for our common stock has been, and we expect it to continue to be, volatile.  The price at which our common stock trades depends upon a number of factors, including our historical and anticipated operating results, preclinical and clinical trial results, market perception of the prospects for biotechnology companies as an industry sector and general market and economic conditions, some of which are beyond our control.  Factors such as fluctuations in our financial and operating results, changes in government regulations affecting product approvals, reimbursement or other aspects of our or our competitors’ businesses, FDA review of our product development activities, the results of preclinical studies and clinical trials, announcements of technological innovations or new commercial products by us or our competitors, developments concerning key personnel and our intellectual property rights, significant collaborations or strategic alliances and publicity regarding actual or potential performance of products under development by us or our competitors could also cause the market price of our common stock to fluctuate substantially.  In addition, the stock market has from time to time experienced extreme price and volume fluctuations.  These broad market fluctuations may lower the market price of our common stock.  Moreover, during periods of stock market price volatility, share prices of many biotechnology companies have often fluctuated in a manner not necessarily related to the companies’ operating performance.  Also, biotechnology or pharmaceutical stocks may be volatile even during periods of relative market stability.  Accordingly, our common stock may be subject to greater price volatility than the stock market as a whole.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements that are based on current expectations, estimates and projections about our industry, management’s beliefs, and assumptions made by management. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed or forecasted in any forward-looking statements. The risks and uncertainties include those noted in “Risk Factors” above and in the documents incorporated by reference. We undertake no duty to update any of these forward-looking statements.

USE OF PROCEEDS

The proceeds from the sale of each selling stockholder’s common stock will belong to that selling stockholder. We will not receive any proceeds from such sales.  However, we may receive proceeds from the exercise of the warrants if they are exercised.  Any funds received from the exercise of the warrants will be used for general corporate purposes.

SELLING STOCKHOLDERS

We issued 4,651,869 shares of common stock and warrants to purchase an additional 2,325,936 shares of common stock on August 15, 2005 in a private placement to certain stockholders set forth below. Pursuant to a Registration Rights Agreement dated August 15, 2005, we agreed to file a registration statement of which this prospectus is a part with the Securities and Exchange Commission to register the resale of the shares of our common stock we issued, and which we will issue upon exercise of warrants, to those stockholders and to keep the registration statement effective until the earlier of the date on which the shares registered hereunder are sold, the date on which the shares registered hereunder can be sold without registration and without restriction as to the number of shares that may be sold, or the second anniversary of the last date on which shares are issued pursuant to the terms of the warrants. None of the selling stockholders have any position, office or material relationship with the Company.

The following table sets forth: (1) the name of each of the selling stockholders for whom we are registering the resale of shares under this registration statement; (2) the number of shares of our common stock owned by each such selling stockholder prior to this offering; (3) the number of shares of our common stock being offered pursuant to this prospectus; and (4) the number of shares, and (if one percent or more) the percentage of the total of the outstanding shares, of our common stock to be owned by each such selling stockholder after this offering.

Name	Common Stock Owned Prior to the Offering	Common Stock Being Offered Pursuant to this Prospectus	Common Stock Owned Upon Completion of this Offering	Percentage of Common Stock Owned Upon Completion of this Offering(9)
Atlas Master Fund, Ltd. (1)	3,832,368	3,832,368	0	0
Capital Ventures International (2)	195,695	195,695	0	0
Domain Public Equity Partners L.P. (3)	2,137,597	782,778	1,354,819	5.20%
Efficacy Biotech Fund Limited (4)	1,410,430	782,778	627,652	2.41%
MPM BioEquities Master Fund, LP (5)	1,050,977	389,325	661,652	2.54%
MPM BioEquities Investors Fund, LLC (6)	8,653	3,087	5,566		*
ProMed Offshore Fund II, Ltd. (7)	810,441	800,174	10,267		*
ProMed Partners, L.P.(8)	251,558	191,600	59,958		*

We prepared this table based upon information supplied to us by the selling stockholders named in the table, and we have not sought to verify such information.  The number of shares of common stock being offered by each selling stockholder pursuant to this prospectus consists solely of those shares of common stock issued in connection with a Securities Purchase Agreement that we entered into with that selling stockholder on August 15, 2005. For each selling stockholder, the table above assumes the sale by that selling stockholder of all of its shares of common stock available for resale under this prospectus.  There can be no assurance that any of the shares offered hereby will be sold.

*                                         Less than 1%.

 (1)                               Includes 1,277,456 shares subject to warrants which are currently exercisable.

(2)                                  Includes 65,232 shares subject to warrants which are currently exercisable.

(3)                                  Includes 260,926 shares subject to warrants which are currently exercisable.

(4)                                  Includes 260,926 shares subject to warrants which are currently exercisable.

(5)                                  Includes 129,775 shares subject to warrants which are currently exercisable.

(6)                                  Includes 1,029 shares subject to warrants which are currently exercisable.

(7)                                  Includes 266,725 shares subject to warrants which are currently exercisable.

(8)                      Includes 63,867 shares subject to warrants which are currently exercisable.

(9)                      Based on 26,070,537 shares outstanding as of August 22, 2005.  In computing the number of shares beneficially owned by a selling stockholder after the offering and the percentage ownership of that selling stockholder, shares of common stock subject to warrants that are exercisable within 60 days after August 22, 2005 are deemed outstanding.  Such shares, however, are not deemed outstanding for the purpose of computing the percentage of each other person.

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The selling stockholders may use any one or more of the following methods when selling shares:

• ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

• block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

• purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

• an exchange distribution in accordance with the rules of the applicable exchange;

• privately negotiated transactions;

• settlement of short sales entered into after the date of this prospectus;

• agreements with broker-dealers to sell a specified number of such shares at a stipulated price per share;

• through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

• a combination of any such methods of sale; or

• any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as a principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment or supplement to this prospectus under Rule 424(b), if required, or under other applicable provisions of the Securities Act and the rules and regulations promulgated thereunder, amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, donees, or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment or supplement to this prospectus under Rule 424(b), if required, or under other applicable provisions of the Securities Act and the rules and regulations promulgated thereunder, amending the list of selling stockholders to include the transferee, donee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities pursuant to the terms of the Registration Rights Agreement.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, we will, if required, file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling stockholders.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed on by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California.

EXPERTS

The financial statements of Sonus Pharmaceuticals, Inc. included in Sonus Pharmaceuticals, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2004, and Sonus Pharmaceuticals, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon, included therein, and incorporated herein by reference. Such financial statements and management’s assessment have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form S-3 with the Securities and Exchange Commission relating to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to us and the common stock offered hereby, reference is made to such registration statement, exhibits and schedules.

We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements, other information and a copy of the registration statement may be inspected by anyone without charge and copies of these materials may be obtained upon the payment of the fees prescribed by the Securities and Exchange Commission, at the Public Reference Room maintained by the

Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The registration statement and the reports, proxy statements and other information filed by us are also available through the Securities and Exchange Commission’s Web site on the World Wide Web at the following address: http://www.sec.gov.

INCORPORATION BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with the Securities and Exchange Commission, which means that we can disclose important information to you by referring to those documents. We incorporate by reference the documents listed below and any additional documents filed by us with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering of securities is terminated. The information we incorporate by reference is an important part of this prospectus, and any information that we file later with the Securities and Exchange Commission will automatically update and supersede this information.

We hereby incorporate by reference the following documents:

1.               Our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 filed with the SEC on March 23, 2005;

2.               Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 as filed with the SEC on May 10, 2005;

3.               Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 as filed with the SEC on August 9, 2005;

4.               Our Current Report on Form 8-K as filed with the SEC on January 4, 2005;

5.               Our Current Report on Form 8-K as filed with the SEC on February 18, 2005;

6.               Our Current Report on Form 8-K as filed with the SEC on March 16, 2005;

7.               Our Current Report on Form 8-K as filed with the SEC on May 10, 2005;

8.               Our Current Report on Form 8-K as filed with the SEC on July 8, 2005;

9.               Our Current Report on Form 8-K as filed with the SEC on August 10, 2005;

10.         Our Current Report on Form 8-K as filed with the SEC on August 18, 2005;

11.         The description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC under Section 12 of the Securities Exchange Act of 1934, including any amendment or report filed for the purpose of updating such description; and

12.         All other reports filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering.

Information furnished to the SEC under Item 2.02 or Item 7.01 in Current Reports on Form 8-K, and any exhibits relating to such information, filed prior to, on or subsequent to the date of this prospectus is not incorporated by reference into this prospectus, unless specifically stated otherwise.

You may request a copy of these filings, at no cost, by writing or calling us at Sonus Pharmaceuticals, Inc., 22026 20th Avenue S.E., Bothell, Washington 98021, telephone number (425) 487-9500.